EXHIBIT 4.28

                         SECURITIES PURCHASE AGREEMENT

     This SECURITIES PURCHASE AGREEMENT (this "AGREEMENT") is made and entered into as of the 22nd day of December, 1999 by and between Smithfield Investments B.V. (the "PURCHASER"), and e-SIM, an Israeli company, (the "SELLER").

                                    RECITALS:

     WHEREAS, the Seller desires to issue and sell to the Purchaser and the Purchaser desires to purchase from the Seller an aggregate of 250,000 shares (the "SHARES") of the Seller's Ordinary Shares, par value ten Agorot (NIS 0.1) per share (the "ORDINARY SHARES").

     NOW, THEREFORE, in consideration of the respective covenants, representations and warranties herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE 1

                               PURCHASE OF SHARES

     1.1 COMMITMENTS TO PURCHASE AND SELL. Subject to the terms and conditions set forth herein and in reliance on the representations and warranties contained herein, the Purchaser agrees to purchase from the Seller, and the Seller agrees to sell to the Purchaser, the Shares for purchase price of EIGHT UNITED STATES DOLLARS (US$8.00) per Share and an aggregate purchase price of TWO MILLION UNITED STATES DOLLARS (US$2,000,000) (the "SHARE PURCHASE Price").

     1.2 CLOSING

          1.2.1 The purchase and sale of the Shares shall take place at a closing (the "CLOSING") at the offices of the Seller at Science Based Industries Campus, P.O. Box 45002, Jerusalem 91540 Israel on December 22, 1999 ("CLOSING DATE").

          1.2.2 At the Closing, the Seller shall deliver to the Purchaser, against payment to the Seller of the Share Purchase Price, certificates representing the Shares, together with duly executed stock powers.

          1.2.3 At the Closing, the Purchaser shall pay the Share Purchase Price in United States Dollars to the Seller by wire transfer of immediately available funds to such bank account as the Seller may designate in writing to the Purchaser.

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          1.2.4 At the Closing, the parties shall also execute and deliver or cause to be executed and delivered the documents referred to in Article 3 hereof. All actions taken and all transactions occurring at the Closing shall be deemed to take place simultaneously, and no transactions shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered.

                                   ARTICLE 2

                         REPRESENTATIONS AND WARRANTIES

     2.1 REPRESENTATIONS AND WARRANTIES OF THE SELLER. The Seller makes the following representations and warranties to the Purchaser, each of which is true and correct as of the date hereof and shall be true and correct as of the Closing Date and shall be unaffected by any investigation heretofore or hereafter made by the Purchaser.

          2.1.1 ORGANIZATION AND GOOD STANDING. The Seller is duly organized and validly existing under the laws of the State of Israel. The Seller has the requisite power and authority to own, lease or otherwise hold the assets owned, leased or otherwise held by it and to carry on its business as presently conducted by it.

          2.1.2 AUTHORIZATION AND EFFECT. This Agreement has been duly executed and delivered by the Seller and, assuming the due execution and delivery of this Agreement by the Purchaser, this Agreement constitutes the valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          2.1.3 CAPITALIZATION. The registered share capital of the Seller is twenty million (20,000,000) Ordinary Shares, of which ten million four hundred thirty-two thousand, three hundred forty eight (10,432,348) are issued and outstanding and one million five hundred seventy-four thousand nine hundred and fifteen (1,574,915) are reserved for issuance upon the exercise of options held by employees, directors and others. All of the issued and outstanding share capital of the Seller is duly authorized and validly issued and is fully paid and non-assessable. None of the outstanding share capital of the Seller has been issued in violation of, and none of such outstanding share capital is subject to, any purchase option, call, right of first refusal, preemptive, subscription or similar rights, except as specified in the Seller's Articles of Association.


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          2.1.4 NO RESTRICTIONS; REQUIRED CONSENTS. The execution and delivery of this Agreement by the Seller does not, and the performance by the Seller of the transactions contemplated hereby will not, (i) conflict with the Seller's Memorandum of Association or Articles of Association, (ii) conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any debt or obligation or constitute a breach of, create a loss of a material benefit under, any contract, mortgage, indenture, lease, agreement or other instrument or any permit, order, judgment or decree to which the Seller is a party or by which any is bound, or (iii) constitute a violation of any domestic or foreign statute, law, ordinance, rule or regulation (the "LAW") applicable to the Seller, in each case which would result in a material adverse effect on the Seller and its Subsidiaries taken as a whole. No consent, approval, order or authorization of, or registration, declaration or filing with, any domestic or foreign court, government, governmental agency, authority, entity or instrumentality (a "GOVERNMENTAL ENTITY") or other party is required to be obtained or made by or with respect to the Seller in connection with the Seller's execution and delivery of this Agreement or the consummation by the Seller of the transactions contemplated hereby.

     2.2 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. The Purchaser makes the following representations and warranties to the Seller, each of which is true and correct as of the date hereof and shall be true and correct as of the Closing Date and shall be unaffected by any investigation heretofore or hereafter made by the Seller.

          2.2.1 CORPORATE ORGANIZATION. If a corporation, the Purchaser is duly organized and validly existing and in good standing under the laws of The Netherlands and has the requisite corporate power and authority to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted.

          2.2.2 AUTHORIZATION AND EFFECT. If a corporation, the Purchaser has the requisite corporate power to execute and deliver this Agreement, and to consummate the transactions contemplated hereby. If a corporation, the execution and delivery by the Purchaser of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized by all necessary corporate action by the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and, assuming the due execution and delivery of this Agreement by the Seller, this Agreement constitutes the valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          2.2.3 NO RESTRICTIONS; REQUIRED CONSENTS. The execution and delivery of this Agreement by the Purchaser does not, and the performance by the Purchaser of the transactions contemplated hereby will not, (i) in the case of a corporate Purchaser, conflict with the Purchaser's certificate of incorporation or by-laws, (ii) conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any debt or obligation or constitute a breach of, create a loss of a material benefit under, any contract, mortgage, indenture, lease, agreement or other instrument or any permit, order, judgment or decree to which the Purchaser is a party or by which it is bound, or (iii) constitute a violation of any Law applicable to the Purchaser. No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or other party is required to be obtained or made by or with respect to the Purchaser in connection with the execution and delivery of this Agreement by the Purchaser or the consummation by the Purchaser of the transactions contemplated hereby.


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          2.2.4 PURCHASE OF SHARES. (a) The Shares are being acquired for the
     Purchaser's own account, not as a nominee or agent for any other Person, and without a view to the distribution of such securities or any interest therein in violation of the Securities Act.

          (b) The Purchaser (i) is an "accredited investor" within the meaning of Rule 501(a) under Regulation D promulgated under the Securities Act,
     (ii) has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares, and (iii) is capable of bearing the economic risks of such investment (including the risk of the complete loss of its investment in the Shares); and

          (c) The Purchaser acknowledges that the Shares have not been registered under the Securities Act and understands that the Shares must be held indefinitely unless they are subsequently registered under the Securities Act or such sale is permitted pursuant to an available exemption from such registration requirement.

          2.2.5 DUE DILIGENCE REVIEW. The Purchaser has received all of the documents and other information that it has requested from the Seller, and the Purchaser has conducted such legal and financial due diligence of the Seller as it deems appropriate and is entering into this Agreement based upon its own due diligence review.

                                   ARTICLE 3

                               CLOSING CONDITIONS

     3.1 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PURCHASER. The obligations of the Purchaser under this Agreement to consummate the transactions contemplated hereby will be subject to the satisfaction, at or prior to Closing, of all of the following conditions, any one or more of which may be waived at the option of the Purchaser:

          3.1.1 REPRESENTATIONS, WARRANTIES AND COVENANTS.

          (a) All representations and warranties of the Seller made in this Agreement shall be true, correct and complete in all material respects as of the date hereof and on and as of the Closing Date as if made on and as of that date and the Seller shall have delivered to the Purchaser a certificate dated the Closing Date, certifying that all representations and warranties of the Seller made in this Agreement are true, correct and complete in all material respects as of the date thereof.


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          3.1.2 CERTIFIED RESOLUTIONS. The Seller shall have delivered to the
     Purchaser certified resolutions of the Board of Directors of the Seller approving the execution and delivery of this Agreement and the consummation by the Seller of the transactions contemplated hereby.

          3.1.3 SHARE CERTIFICATE. The Seller shall have delivered to the Purchaser a share certificate with respect to the Shares issued in the name of the Purchaser pursuant hereto.

          3.1.4 DELIVERY OF FUNDS. All of the funds to be delivered by the Purchaser pursuant to Section 1.1 hereof shall have been delivered to the Seller's bank account.

     3.2 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER. The obligations of the Seller under this Agreement to consummate the transactions contemplated hereby will be subject to the satisfaction, at or prior to the Closing, of all the following conditions, any one or more of which may be waived at the option of the Seller:

          3.2.1 REPRESENTATIONS, WARRANTIES AND COVENANTS

          (a) All representations and warranties of the Purchaser made in this Agreement shall be true and complete in all material respects as of the date hereof and on and as of the Closing Date as if made on and as of that date and the Purchaser shall have delivered to the Seller a certificate dated the Closing Date, certifying that all representations and warranties of the Purchaser made in this Agreement are true, correct and complete in all material respects as of the date thereof.

          3.2.2 CERTIFIED RESOLUTIONS. If a corporate Purchaser, the Purchaser shall have delivered to the Seller certified resolutions of the board of directors of the Purchaser approving the execution and delivery of this Agreement, and authorizing the consummation of the transactions contemplated hereby.

                                   ARTICLE 4

                                  REGISTRATION

     4.1 DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings:

          "REGISTER," "REGISTERED" and "REGISTRATION" refer to a registration effected by filing a registration statement in compliance with the Securities Act of 1933, as amended (the "SECURITIES ACT"), and the declaration or ordering by the Securities and Exchange Commission (the "SEC") of effectiveness of such registration statement, or the equivalent actions under the laws of another jurisdiction.


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          "REGISTRABLE SHARES" refers to all Ordinary Shares issued pursuant to this Agreement and held by the Purchaser.

     4.2 REGISTRATION.

          4.2.1 If, following the Closing Date, the Seller at any time proposes to register any of its securities (other than securities registered on Form S-4 or S-8 or any similar successor form), it shall give notice to the Purchaser of such intention not less than thirty (30) days prior to the filing of a registration statement in connection therewith. Upon the written request of the Purchaser given within twenty (20) days after receipt of any such notice, the Seller shall include in such registration all of the Registrable Shares indicated in such request, so as to permit the disposition of the shares so registered, PROVIDED, that, in the event the underwriter advises the Purchaser and the Seller that in its opinion all the shares sought to be sold by the Purchaser in connection with the Seller's offering (together with any other shares to be sold by other shareholders in such offering) cannot be sold without adversely impacting the Seller's offering, the number of shares to be sold by the Purchaser and any other selling shareholders (but not Wind River, Inc. or Bank Leumi LeIsrael B.M., or their transferees or successors (which shall have priority in registration over the Purchaser and all other selling shareholders) and not the Seller (which shall have priority over all selling shareholders) shall be reduced pro rata to the extent deemed advisable by the underwriter.

          4.2.2 The Purchaser shall pay the SEC registration fee, the underwriting discount or commission and the cost of any legal opinions required by the underwriters with respect to any Registrable Shares to be sold by the Purchaser hereunder, and the Seller shall bear all other costs.

          4.2.3 The Purchaser will enter into an underwriting agreement with the underwriter, in such form as may be required by the underwriter, and the Purchaser will indemnify the Seller and its officers, directors and control persons for any liabilities arising in connection with the incidental registration based on information provided by the Purchaser to the Seller for use in such offering.

                                   ARTICLE 5

                            MISCELLANEOUS PROVISIONS

     5.1 NOTICES. All notices and other communications required or permitted hereunder will be in writing and, unless otherwise provided in this Agreement, will be deemed to have been duly given when delivered in person or when dispatched by electronic facsimile transfer or one business day after having been dispatched by a nationally recognized overnight courier service to the appropriate party at the address specified below:


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          (a)  If to the Seller, to:

               e-SIM Ltd.
               Science Based Industries Campus
               P.O. Box 45002
               Jerusalem 91450 Israel
               Attention:  Jay Kalish
               Facsimile No.:  972-2-587-0773

               with a copy to:

               Weil, Gotshal & Manges LLP
               767 Fifth Avenue
               New York, New York  10153
               Facsimile No.: (212) 310-8007
               Attention:  David S. Lefkowitz, Esq.

          (b)  If to the Purchaser, to:

               Marc Belzberg
               Smithfield Investments B.V.
               POB 45002
               Jerusalem 91450

               Facsimile No.:   +972-2-587-07773

               with a copy to:

               Zvi Nixon, Adv.
               E. Landau & Co., Adv.
               Keren Hayesod Street
               Jerusalem, Israel

               Facsimile No.:   +972-2-561-8845

or to such other address or addresses as any such party may from time to time designate as to itself by like notice.

     5.2 EXPENSES. Each of the parties shall be responsible for its own costs and expenses related to the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

     5.3 SUCCESSORS AND ASSIGNS. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but will not be assignable or delegable by any party without the prior written consent of the other party, which consent shall not be unreasonably withheld.


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     5.4 ENTIRE AGREEMENT. This Agreement supersedes any other agreement, whether written or oral, that may have been made or entered into by any party or any of their respective affiliates (or by any director, officer or representative thereof) relating to the matters contemplated hereby. This Agreement constitutes the entire agreement by and among the parties hereto and there are no agreements or commitments by or among such parties or their affiliates except as expressly set forth herein.

     5.5 AMENDMENTS AND SUPPLEMENTS. This Agreement may be amended or supplemented at any time by additional written agreements signed by the parties hereto.

     5.6 RIGHTS OF THE PARTIES. Except as provided in Section 5.3, nothing expressed or implied in this Agreement is intended or will be construed to confer upon or give any person or entity other than the parties hereto and their respective Affiliates any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

     5.7 BROKERS. The Purchaser hereby agrees to indemnify and hold harmless the Seller, and the Seller hereby agrees to indemnify and hold harmless the Purchaser, against any liability, claim, loss, damage or expense incurred by the Purchaser or by the Seller, respectively, relating to any fees or commissions owed to any broker, finder, or financial advisor as a result of actions taken by the Purchaser or by the Seller, respectively.

     5.8 FURTHER ASSURANCES. From time to time, as and when requested by either party, the other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

     5.9 TITLES AND HEADINGS. Titles and headings to sections herein are inserted for convenience of reference only, and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

     5.10 SEVERABILITY. The parties agree that if one or more provisions contained in this Agreement shall be deemed or held to be invalid, illegal or unenforceable in any respect under any applicable Law, then this Agreement shall be construed with the invalid, illegal or unenforceable provision deleted, and the validity, legality and enforceability of the remaining provisions contained herein shall not be affected or impaired thereby.

     5.11 GOVERNING LAW. This Agreement, including, without limitation, the interpretation, construction and validity hereof, shall be governed by the Laws of the State of Israel without regard to the conflicts of laws principles thereof.

     5.12 EXECUTION IN COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.


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     5.13 PRESS RELEASE. Following the Closing, the parties hereby agree that the Seller may publicly disclose the transactions contemplated herein (including the identity of the Purchaser and the terms thereof), PROVIDED, that the Purchaser shall have the opportunity to approve the details of such disclosure in advance, with such approval not to be unreasonably withheld.

     5.14 CERTAIN INTERPRETIVE MATTERS AND DEFINITIONS. (a) Unless the context otherwise requires, (i) all references to Sections are to Sections of or to this Agreement, (ii) each term defined in this Agreement has the meaning assigned to it, (iii) "OR" is disjunctive but not necessarily exclusive, (iv) words in the singular include the plural and VICE VERSA and (vi) "PERSON" or "PERSON" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof. All references to "$" or dollar amounts will be to lawful currency of the United States of America.

          (b) No provision of this Agreement will be interpreted in favor of, or against, either of the parties hereto by reason of the extent to which either such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

     5.15 NO RECOURSE. Notwithstanding any of the terms or provisions of this Agreement, each of the Purchaser and the Seller agrees that neither it nor any person acting on its behalf may assert any claims or cause of action against any officer, director, partner or stockholder of the other party in connection with or arising out of this Agreement or the transactions contemplated hereby.


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     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                         THE SELLER:

                                         e-SIM LTD.


                                         By: ____________________
                                         Name:
                                         Title:

                                         THE PURCHASER:


                                         Smithfield Investments B.V.:

                                         By: ____________________
                                         Name:
                                         Title:


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